EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2021 Results

BROOKFIELD, NEWS, Aug. 06, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced financial results for the quarter ended June 30, 2021.

“We are pleased with our strong second quarter results and progress on our growth initiatives," said Cyrus Madon, CEO of Brookfield Business Partners. “We reached agreements to acquire three new businesses and announced plans to adapt our corporate structure that should broaden our investor appeal."

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2021	2020	2021	2020
Net income (loss) attributable to unitholders[1]	$(15)	$(109)	$515	$(235)
Net income (loss) per limited partnership unit[2,3]	$(0.63)	$(0.73)	$2.94	$(1.57)

Company EBITDA[1,5]	$381	$286	$768	$580

Company FFO[1,4]	$356	$173	$901	$367
Company FFO per unit[2]	$2.40	$1.15	$6.07	$2.44
Company FFO, excluding gain (loss), net of acquisitions/dispositions[1,4]	$207	$173	$424	$325
Company FFO, excluding gain (loss), net of acquisitions/dispositions per unit[2]	$1.40	$1.15	$2.86	$2.16

Company EBITDA for the three months ended June 30, 2021 was $381 million compared to $286 million for the comparative three months last year. This reflected increased contribution from our Business Services and Industrials segments, partially offset by Infrastructure Services. For the three months ended June 30, 2021 Company FFO was $207 million ($1.40 per unit) compared to $173 million ($1.15 per unit) in the prior year on a comparable basis excluding the benefit of gains on dispositions.

Net loss attributable to unitholders for the three months ended June 30, 2021 was $15 million (loss of $0.63 per unit) compared to net loss of $109 million (loss of $0.73 per unit) for the three months ended June 30, 2020. Prior year results included provisions related to the global economic shutdown, partially offset by mark-to-market gains on financial assets including public securities investments.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2021	2020	2021	2020
Business Services	$145	$64	$249	$83
Infrastructure Services	125	148	261	304
Industrials	145	98	317	243
Corporate and Other	(34)	(24)	(59)	(50)
Company EBITDA[1,5]	$381	$286	$768	$580

Our Business Services segment generated Company EBITDA of $145 million during the three months ended June 30, 2021, compared to $64 million in the same period in 2020. Results benefited from increased ownership and strong performance at our residential mortgage insurance operations and normalized productivity and project execution in our construction operations.

Our Infrastructure Services segment generated Company EBITDA of $125 million during the three months ended June 30, 2021, compared to $148 million in the same period in 2020. Reduced contributions from our offshore oil services and expected seasonality in our nuclear technology services operations were partially offset by higher work access services activity levels.

Our Industrials segment generated Company EBITDA of $145 million during the three months ended June 30, 2021, compared to $98 million in the same period in 2020. Strong demand increased contribution from our advanced energy storage operations which was partially offset by our reduced ownership in graphite electrode operations.

The following table presents Company FFO by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2021	2020	2021	2020
Business Services	$93	$39	$163	$81
Infrastructure Services	72	87	145	191
Industrials	216	62	637	119
Corporate and Other	(25)	(15)	(44)	(24)
Company FFO[1,4]	$356	$173	$901	$367
Gain (loss) on acquisitions/dispositions, net	149	—	477	42
Company FFO, excluding gain (loss), net of acquisitions/dispositions[1,4]	207	173	424	325
Company FFO, excluding gain (loss), net of acquisitions/dispositions per unit[2]	$1.40	$1.15	$2.86	$2.16

Company FFO for the three months ended June 30, 2021 increased to $356 million from $173 million in the same period in 2020. Company FFO included a $148 million after-tax gain on the sale of common shares of our investment in graphite electrode operations.

Liquidity

We ended the quarter with approximately $2.6 billion of liquidity at the corporate level including $424 million of cash and liquid securities and $2.1 billion of availability on our credit facilities.

Strategic Initiatives

  Launch of New Corporate Structure
  In August 2021, we announced plans to create a Canadian corporation to provide investors greater flexibility to invest in our business through a corporate structure. Brookfield Business Partners intends to distribute to existing unitholders, class A shares of the new corporation, Brookfield Business Corporation (“BBUC”). From an economic and accounting perspective, the transaction will be analogous to a unit split as it will not result in any underlying change to Brookfield Business Partners’ aggregate cash flows or net asset value except for the adjustment to the number of units/shares outstanding. Unitholders are expected to receive one BBUC class A share for every two Brookfield Business Partners L.P. units held in the form of a special distribution. The distribution will be structured on a tax-free basis to Canadian unitholders and we anticipate no incremental tax consequences for our business. We expect to complete the distribution before the end of 2021, subject to regulatory approval.
  Modular Leasing Services
  In June 2021, we signed an agreement to acquire Modulaire Group ("Modulaire") for approximately $5 billion. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific. The transaction will be funded with approximately $1.6 billion of equity, of which we intend to fund approximately $500 million for a 30% ownership interest, with the balance coming from institutional partners. We expect to close the transaction before the end of 2021, subject to regulatory approvals.
  Engineered Components Manufacturing
  In July 2021, we signed an agreement to acquire DexKo Global Inc. ("DexKo") for $3.4 billion. DexKo is a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. The transaction will be funded with approximately $1.1 billion of equity, of which we intend to fund approximately $400 million for a 35% ownership interest, with the balance coming from institutional partners. We expect to close the transaction before the end of 2021, subject to regulatory approvals.
  Solar Power Solutions
  In August 2021, we signed an agreement to acquire Aldo Componentes Eletrônicos LTDA ("Aldo"). Aldo is a leading distributor of solar power generators for the distributed generation market in Brazil. We expect to fund approximately $115 million of the $320 million equity investment for a 35% ownership interest, with the balance from institutional partners.
  Graphite Electrode Operations
  In May 2021, we sold approximately 11 million common shares of GrafTech International for after-tax net proceeds of approximately $131 million.
  Unit Repurchase Program
  For the three months ended June 30, 2021 we repurchased 84,769 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2021 to unitholders of record as at the close of business on August 31, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:
1	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2021 was 148.3 million and 148.4 million (2020: 150.1 million and 150.3 million).
3	Net income (loss) per limited partnership unit is equal to net income (loss) per unitholder less the incentive distribution declared to special limited partnership unitholders during the three and six months ended June 30, 2021.
4	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reported period together with fair value changes recorded in prior periods. A reconciliation of net income to Company FFO is available on pages 8-12 of this release.
5	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. A reconciliation of net income to Company EBITDA is available on pages 8-12 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $625 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2021 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on August 6, 2021 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll-free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 4867584. A recording of the conference call will be available until August 12, 2021 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 4867584). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 6-K for the second quarter ended June 30, 2021.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2021		December 31, 2020

Assets
Cash and cash equivalents		$2,076		$2,743
Financial assets		8,763		8,796
Accounts and other receivable, net		5,239		4,989
Inventory and other assets		5,696		5,280
Property, plant and equipment		13,119		13,982
Deferred income tax assets		736		761
Intangible assets		11,026		11,261
Equity accounted investments		1,586		1,690
Goodwill		5,284		5,244
Total Assets		$53,525		$54,746

Liabilities and Equity
Liabilities
Corporate borrowings		$427		$610
Accounts payable and other		18,458		17,932
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		21,858		23,166
Deferred income tax liabilities		1,586		1,701
		$42,329		$43,409
Equity
Limited partners	$2,230		$1,928
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,993		1,564
Interest of others in operating subsidiaries	6,973		7,845
		11,196		11,337
Total Liabilities and Equity		$53,525		$54,746

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2021	2020	2021	2020

Revenues	$11,235	$7,370	$21,064	$17,516
Direct operating costs	(9,996)	(6,285)	(18,432)	(15,186)
General and administrative expenses	(253)	(228)	(504)	(472)
Depreciation and amortization expense	(553)	(533)	(1,095)	(1,071)
Interest income (expense), net	(351)	(353)	(699)	(717)
Equity accounted income (loss), net	7	18	36	9
Impairment expense, net	—	(29)	(201)	(142)
Gain (loss) on acquisitions/dispositions, net	16	(4)	1,823	179
Other income (expense), net	(97)	149	(58)	(68)
Income (loss) before income tax	8	105	1,934	48
Income tax (expense) recovery
Current	(118)	(23)	(311)	(98)
Deferred	81	67	115	165
Net income (loss)	$(29)	$149	$1,738	$115
Attributable to:
Limited partners	$(50)	$(59)	$231	$(126)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(44)	(50)	205	(109)
Special Limited Partners	79	—	79	—
Interest of others in operating subsidiaries	(14)	258	1,223	350

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2021 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$2,401	$436	$716	$—	$3,553	$7,682	$11,235
Direct operating costs	(2,220)	(325)	(574)	(4)	(3,123)	(6,873)	(9,996)
General and administrative expenses	(41)	(18)	(17)	(30)	(106)	(147)	(253)
Equity accounted Company EBITDA[5]	5	32	20	—	57	22	79
Company EBITDA[1,3,4]	$145	$125	$145	$(34)	$381
Gain (loss) on acquisitions/dispositions, net[6]	—	—	170	—	170	8	178
Other income (expense), net[7]	(1)	1	—	—	—	(4)	(4)
Interest income (expense), net	(19)	(38)	(57)	(3)	(117)	(234)	(351)
Current income tax (expense) recovery	(30)	(1)	(32)	12	(51)	(67)	(118)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(2)	(15)	(10)	—	(27)	(5)	(32)
Company FFO[1,2,4]	$93	$72	$216	$(25)	$356
Depreciation and amortization expense					(191)	(362)	(553)
Gain (loss) on acquisitions/dispositions, net[6]					(163)	1	(162)
Other income (expense), net[7]					(30)	(63)	(93)
Deferred income tax (expense) recovery					41	40	81
Non-cash items attributable to equity accounted investments[5]					(28)	(12)	(40)
Net income (loss)[4]					$(15)	$(14)	$(29)

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income (loss), net of $7 million as per the unaudited interim condensed consolidated statements of operating results.
6	The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $16 million as per the unaudited interim condensed consolidated statements of operating results.
7	The sum of these amounts equates to other income (expense), net of $(97) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2021 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$4,323	$916	$1,487	$—	$6,726	$14,338	$21,064
Direct operating costs	(4,007)	(680)	(1,170)	(7)	(5,864)	(12,568)	(18,432)
General and administrative expenses	(75)	(35)	(40)	(52)	(202)	(302)	(504)
Equity accounted Company EBITDA[5]	8	60	40	—	108	67	175
Company EBITDA[1,3,4]	$249	$261	$317	$(59)	$768
Gain (loss) on acquisitions/dispositions, net[6]	—	—	572	—	572	740	1,312
Other income (expense), net[7]	(3)	—	—	—	(3)	(14)	(17)
Interest income (expense), net	(31)	(77)	(115)	(7)	(230)	(469)	(699)
Current income tax (expense) recovery[8]	(48)	(8)	(123)	22	(157)	(163)	(320)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(4)	(31)	(14)	—	(49)	(12)	(61)
Company FFO[1,2,4]	$163	$145	$637	$(44)	$901
Depreciation and amortization expense					(373)	(722)	(1,095)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions/dispositions, net[6]					60	451	511
Current income tax (expense) recovery[8]					9	—	9
Other income (expense), net[7]					(5)	(36)	(41)
Deferred income tax (expense) recovery					35	80	115
Non-cash items attributable to equity accounted investments[5]					(54)	(24)	(78)
Net income (loss)[4]					$515	$1,223	$1,738

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income (loss), net of $36 million as per the unaudited interim condensed consolidated statements of operating results.
6	The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
7	The sum of these amounts equates to other income (expense), net of $(58) million as per the unaudited interim condensed consolidated statements of operating results.
8	The sum of these amounts equates to current income tax (expense) recovery of $(311) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$1,593	$485	$612	$—	$2,690	$4,680	$7,370
Direct operating costs	(1,503)	(344)	(500)	(3)	(2,350)	(3,935)	(6,285)
General and administrative expenses	(29)	(23)	(19)	(21)	(92)	(136)	(228)
Equity accounted Company EBITDA[5]	3	30	5	—	38	25	63
Company EBITDA[1,3,4]	$64	$148	$98	$(24)	$286
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—	(4)	(4)
Other income (expense), net[6]	1	(10)	1	—	(8)	(11)	(19)
Interest income (expense), net	(16)	(35)	(63)	(1)	(115)	(238)	(353)
Current income tax (expense) recovery	(9)	(2)	27	10	26	(49)	(23)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(1)	(14)	(1)	—	(16)	(6)	(22)
Company FFO[1,2,4]	$39	$87	$62	$(15)	$173
Depreciation and amortization expense					(179)	(354)	(533)
Impairment expense, net					(11)	(18)	(29)
Other income (expense), net[6]					(87)	255	168
Deferred income tax (expense) recovery					12	55	67
Non-cash items attributable to equity accounted investments[5]					(17)	(6)	(23)
Net income (loss)[4]					$(109)	$258	$149

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income (loss), net of $18 million as per the unaudited interim condensed consolidated statements of operating results.
6	The sum of these amounts equates to other income (expense), net of $149 million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$3,605	$983	$1,307	$—	$5,895	$11,621	$17,516
Direct operating costs	(3,468)	(691)	(1,028)	(5)	(5,192)	(9,994)	(15,186)
General and administrative expenses	(65)	(39)	(48)	(45)	(197)	(275)	(472)
Equity accounted Company EBITDA[5]	11	51	12	—	74	61	135
Company EBITDA[1,3,4]	$83	$304	$243	$(50)	$580
Gain (loss) on acquisitions/dispositions, net	46	—	(1)	—	45	134	179
Other income (expense), net[6]	3	(13)	1	—	(9)	(10)	(19)
Interest income (expense), net	(31)	(75)	(128)	5	(229)	(488)	(717)
Current income tax (expense) recovery	(18)	(4)	6	21	5	(103)	(98)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(2)	(21)	(2)	—	(25)	(11)	(36)
Company FFO[1,2,4]	$81	$191	$119	$(24)	$367
Depreciation and amortization expense					(358)	(713)	(1,071)
Impairment expense, net					(63)	(79)	(142)
Other income (expense), net[6]					(183)	134	(49)
Deferred income tax (expense) recovery					59	106	165
Non-cash items attributable to equity accounted investments[5]					(57)	(33)	(90)
Net income (loss)[4]					$(235)	$350	$115

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income (loss), net of $9 million as per the unaudited interim condensed consolidated statements of operating results.
6	The sum of these amounts equates to other income (expense), net of $(68) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

US$, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Net income (loss) per unitholder[1,2]	$(0.10)	$(0.73)	$3.47	$(1.57)
Less: incentive distribution to special limited partners[2]	(0.53)	—	(0.53)	—
Net income (loss) per limited partnership unit[2,3]	$(0.63)	$(0.73)	$2.94	$(1.57)

Notes:
1	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2021 was 148.3 million and 148.4 million (2020: 150.1 million and 150.3 million).
3	Net income (loss) per limited partnership unit is equal to net income (loss) per unitholder less the incentive distribution declared to special limited partnership unitholders during the three and six months ended June 30, 2021.